UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For January 16, 2025

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

Fenbo Holdings Limited (Nasdaq: FEBO) received a letter on January 16, 2025 (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter notified the Company that it is not in compliance with Nasdaq Listing Rule 5620(a) and 5810(c)(2)(G), which requires that Nasdaq-listed companies hold an annual meeting of shareholders within twelve months of their fiscal year end (the “Annual Meeting Requirement”), because the Company did not hold an annual meeting of shareholders within twelve months of its fiscal year end December 31, 2023. The notification received has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq rules, the Company has 45 calendar days, or until March 3, 2025 to submit a plan to regain compliance with the Annual Meeting Requirement.

The Determination Letter stated:

“Based on our records, your Company has not yet held an annual meeting of shareholders within twelve months of the end of the Company’s fiscal year end and therefore no longer complies with our listing Rules (the “Rules”) for continued listing. Under our Rule, the Company now has 45 calendar days to submit a plan to regain compliance and if we accept your plan, we can grant an exception of up to 180 days from the fiscal year end, or until June 30, 2025, to regain compliance….”

The Company is preparing for an annual meeting for its shareholders and expects to regain compliance with the Annual Meeting Requirement thereafter. As it will take some time to organize an annual meeting, the Company intends to submit a plan to regain compliance with Annual Meeting Requirement. If Nasdaq accepts the Company’s plan, Nasdaq can grant an exception of up to 180 calendar days from the Company’s fiscal year end, or until June 30, 2025, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that should Nasdaq accept the Company’s plan, the Company will be able to regain compliance within any extension period granted by Nasdaq. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Nasdaq Listing Rule 5815(a). If the Company fails to regain compliance with Nasdaq’s Listing Rules (including, to the extent granted by Nasdaq, any applicable extensions of time), the securities of the Company will be subject to delisting on The Nasdaq Stock Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2025	FENBO HOLDINGS LIMITED

/s/ Gareth Tang
Gareth Tang
Vice-President